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03045469

File No. 82-5227

December 12, 2003

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
DEC 22 2003
WASH., D.C. 156 SECTION

SUPPL

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Dissolution and Liquidation of Subsidiary (dated November 27, 2003)
- Notice of Decision of Invalidity by the Japanese Patent Office (dated December 1, 2003)
- On-Line Game Business in Japan and Overseas (dated December 2, 2003)
- Notice of Acquisition of Shares of SEGA CORPORATION (to Make it an Equity Method Affiliate) (dated December 8, 2003)

Yours truly,

Fusako Otsuka

FO/ah

Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dlw 1/7

(Translation)

File No. 82-5227
November 27, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Dissolution and Liquidation of Subsidiary

Notice is hereby given that at the meeting of the Board of Directors of Sammy Corporation (the "Company") held on November 27, 2003, it was determined that the Company would dissolve and liquidate its consolidated subsidiary Quat Technology Inc. ("Quat Technology"), as described below:

Description

1. Background of the dissolution and liquidation:

In May 2000, Quat Technology was incorporated to make researches and development of middleware for the production of computer graphics. The subsidiary has since developed middleware, including high-performance graphics animation engines and game development tools specializing in various platforms such as home video game consoles and PCs and now has attained its initially intended objectives. Additionally, to improve the comprehensive efficiencies of Sammy Group, the Company has determined to integrate the business of Quat Technology into its R&D Division and liquidate the subsidiary.

2. Outline of Quat Technology:

(1)	Location:	Nissin Bulding 6F, 10-4, Mita 1-chome, Minato-ku, Tokyo
(2)	Representative:	Yoichiro Hibino, President and Representative Director
(3)	Capital:	¥200,000,000

(4) Major shareholder: 100%: Sammy Corporation

4. Schedule:

December 2003: Dissolution (expected)

February 2004: Completion of liquidation (expected)

5. Future prospects:

The dissolution and liquidation of the consolidated subsidiary will have no significant effect on the consolidated operating results of the Company. Hence, no amendment will be made to its forecasts of operating results publicized on November 5, 2003.

- END -

(Translation)

File No. 82-5227
December 1, 2003

Dear Sirs,

Name of Company: Sammy Corporation

Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Hideo Yoshizawa
Executive Officer and Division Manager, Corporate Planning Division
(TEL: 03-5950-3790)

Notice of Decision of Invalidity by the Japanese Patent Office

Notice is hereby given that with regard to a suit filed by Aruze Corp. against Sammy Corporation (the "Company") for the alleged infringement of patent rights, the Company received a written decision (dated November 17, 2003) from the Japanese Patent Office declaring invalid the patent rights of Aruze Corp. on November 28, 2003, as described below:

Description

1. Content of the decision of invalidity:

   Registered Patent No. 2574912 held by Aruze Corp. shall be invalidated.

2. Relevant damage suit based on the allegation of infringements of the patent rights:

   Aruze Corp. has filed a suit against the Company with regard to its pachislot machines, based on the allegation of infringements of the patent rights.

Relevant product (model)	Date of suit filed	Current status
J YUOH	May 31, 2002	Currently on trial before the Tokyo District Court (Amount of damages claimed: ¥5,145,750,000).

3. Development:

   (1) May 31, 2002: Aruze Corp. filed a suit against the Company for damages.

   (2) November 28, 2003: The Company received a notice of decision of invalidity

dated November 17, 2003 from the Japanese Patent Office.

4. Future prospects:

As described in Section 2 above, the suit relating to the patent rights in question are currently on trial before the Tokyo District Court. The Company believes that the said decision of invalidity by the Japanese Patent Office will properly be reflected in court. The consequence of the suit will be publicized as soon as it is made available.

- END -

(Translation)

File No. 82-5227
December 2, 2003

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Further Inquiry: Hideo Yoshizawa
Executive Officer and Division Manager, Corporate Planning Division
(TEL: 03-5950-3790)

On-Line Game Business in Japan and Overseas

It is hereby notified that Sammy Corporation (the "Company") has entered into a tie-up with FROM NETWORKS Inc. ("From Networks") for the publishing of an on-line game "StraGarden" in Japan and overseas, specifically in Asia, and expects to start services in Japan and overseas in the spring of 2004, as described below:

Description

1. Content of business:

From Networks is a joint venture incorporated by From Software Inc. (head office: Shibuya-ku, Tokyo; President and Representative Director: Naotoshi Zin; "From Software"), which has built up good track records in the development of game content, and DWANGO Co., Ltd. (head office: Chuo-ku, Tokyo; President and Representative Director: Hiroshi Kobayashi; TSE Mothers Code No. 3715; "Dwango"), which is skilled in the development of online game systems, with the aim of cooperating in the development of full-fledged MMOGs (Massive Multiplayer Online Games) by integrating their respective technologies.

The Company has entered into a tie-up with From Networks to allow the Company to publish and operate "StraGarden", an MMORPG (Massive Multiplayer Online Role Playing Game) developed by Dwango, in Japan and overseas. Additionally, the Company plans to enter into a sublicense agreement with a major Taiwanese online game operator and distributor to actively develop online game business in the markets, such as mainland China and Taiwan, specifically.

The Company plans to acquire at least two million subscribers for "StraGarden" in Japan and overseas in two years after the launch of the services.

It is also notified that at the meeting of the Board of Directors of the Company held on November 27, 2003, the Board adopted a resolution to make Japan Multimedia Services Corporation ("JMS"), which has built up a good track record in telemarketing, one of its subsidiaries by subscribing for new shares to be allocated by JMS to a third party and acquiring the JMS shares from its existing shareholders, to improve its back office functions, including customer supports and server operations, in preparation for making a serious inroad into online game business in the future.

2. Outline of FROM NETWORKS Inc.:

(1)	Location:	26-2, Sasazuka 2-chome, Shibuya-ku, Tokyo
(2)	Representative:	Naotoshi Zin, President and Representative Director
(3)	Capital:	¥100,000,000
(4)	Major shareholders and shareholding ratios (%):	Dwango: 50% From Software: 50%
(5)	Contents of business:	Development and provision of network games

3. Outline of the subsidiary to be acquired (as of September 30, 2003):

(1)	Trade name:	Japan Multimedia Services Corporation
(2)	Representative:	Kenji Kitamura, Representative Director
(3)	Location of head office:	Meiji Seimei Shin-Urayasu Bldg., 5-2, Irifune 1-chome, Urayasu-shi, Chiba
(4)	Establishment:	May 31, 1994
(5)	Contents of business:	Multimedia information communications and network services
(6)	Number of employees:	45
(7)	Capital:	¥680,000,000
(8)	Total number of issued shares:	13,600 shares
(9)	Major shareholders and shareholding ratios (%):	France Telecom: 17.1% Mitsubishi Electric Corporation: 14.4% Tomen Corporation: 14.0% Nippon Venture Capital Co., Ltd.: 12.8% Sammy Corporation: 10.0%

(10) Operating results for the recent business years:

	Business year ended March 31, 2002	Business year ended March 31, 2003
Net sales (¥ million)	1,431	1,378

Ordinary income	(¥ million)	187	114
Net income	(¥ million)	253	130

4. Number of shares of JMS to be acquired, the acquisition prices and the state of shareholdings of the Company before and after the acquisition:

(1) Method of acquisition of shares: Subscription for new shares to be issued

(2) Number of shares in possession before the acquisition: 1,360 shares (shareholding ratio: 10.0%)

(3) Number of shares to be acquired: 6,200 shares (acquisition prices: ¥310,000,000 (¥50,000 per share))

(4) Total number of issued shares after the issuance of new shares: 19,800 shares

(5) Number of shares in possession after the acquisition: 7,560 shares (shareholding ratio: 38.2%)

5. Schedule:

November 27, 2003: Resolution of the Board of Directors of the Company to acquire the new shares of JMS to be allocated to a third party
December 19, 2003: Completion of the payment
December 20, 2003: Payment becoming effective

After the said subscription for the new shares, the Company will acquire the JMS shares from its existing shareholders.

6. Future outlook:

The said transactions will have no significant effect on the operating results for the business year ending March 31, 2004. Hence, the Company will not adjust the forecasts of operating results of the Company on a consolidated and non-consolidated basis for the business year. However, the Company will closely investigate any possible effect of the operating results of JMS for the business year ending March 31, 2005 or thereafter on its medium-term management plan and include the effect, if any, in the management plan to be publicized for the business year ending March 31, 2005 or thereafter.

- END -

(Translation) **File No. 82-5227**

December 8, 2003

Dear Sirs,

Name of Company: Sammy Corporation

Name of Representative: Hajime Satomi,
President and Representative Director
(Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa,
Executive Officer and General Manager,
President Office
(TEL: 03-5950-3790)

Notice of Acquisition of Shares of SEGA CORPORATION
(to Make it an Equity Method Affiliate)

It is hereby notified that at the meeting of the Board of Directors of Sammy Corporation (the "Company") held on December 8, 2003, the Board adopted a resolution that the Company would acquire 39,148,600 shares (shareholding ratio: 22.4%) of SEGA CORPORATION (President and Representative Director: Hisao Oguchi, head office: Tokyo, "SEGA") held by CSK CORPORATION (Chairman and Representative Director: Masahiro Aozono, head office: Tokyo, "CSK") to make it an equity method affiliate of the Company.

1. Reason for and background of the acquisition of SEGA shares:

Sammy Group has engaged in pachislot and pachinko business, as well as a NEWS (New Entertainment World of Sammy) business by which we offer a new entertainment world.

We have maintained an approximately 31% share of the pachislot machine market and an approximately 3% share of the pachinko machine market (on the basis of annual sales of units, as of March 31, 2003). We plan to continue to maintain the top share of the pachislot machine market and get a 10% share of the pachinko machine market on a medium-term basis by leveraging our development capabilities.

The pachislot and pachinko market is huge. However, the business is confined within Japan and the market has reached saturation. Sammy Group, which aims to grow on a long-term basis after acquiring a 10% share of the pachinko machine market, will efficiently reinvest profits gained from the pachislot and pachinko business in the NEWS business by which we intend to develop globally in the amusement and content areas, and reform our profit structure.

We have continued collaboration and cooperation with SEGA in these business areas. The said acquisition of SEGA shares held by CSK is aimed at strengthening such collaboration and cooperation. By making SEGA an equity method affiliate, we will differentiate our products in our pachislot and pachinko business and increase the market share thereof and also accelerate the expansion of our NEWS business to make it profitable promptly.

2. Outline of CSK CORPORATION

(1) Company name: CSK CORPORATION

(2) Location: 6-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo

(3) Representative: Masahiro Aozono, Chairman and Representative Director

(4) Establishment: October 7, 1968

(5) Capital: ¥69,034 million (as of March 31, 2003)

(6) Contents of business: Consulting, Systems integration, Systems management, Business process outsourcing, IT training and training outsourcing

3. Outline of SEGA CORPORATION

(1) Company name: SEGA CORPORATION

(2) Representative: Hisao Oguchi, President and Representative Director

(3) Location of head office: 2-12, Haneda 1-chome, Ohta-ku, Tokyo

(4) Establishment: June 3, 1960

(5) Contents of business: Development, manufacture and sale of amusement equipment, operation of amusement facilities, and development, manufacture and sale of consumer equipment

(6) Number of employees: 851 (as of March 31, 2003)

(7) Capital: ¥127,582 million (as of March 31, 2003)

(8) Total number of issued shares: 174,945,690 shares (as of March 31, 2003)

(9) Large shareholders and shareholding ratios:

Shareholder	Number of shares (in thousands)	Sharehold-ing ratio
CSK CORPORATION	39,148	22.4%
SEGA CORPORATION	19,904	11.4%
Bank of New York for Goldman Sachs International	6,289	3.6%
Japan Securities Finance Co., Ltd.	4,751	2.7%
OS Capital Inc.	3,384	1.9%

(10) Performances for the recent business years:

	Year ended March 31, 2002	Year ended March 31, 2003
Net sales	¥206,334 million	¥197,223 million
Ordinary income	¥12,471 million	¥7,783 million
Net income	(-) ¥17,829 million	¥3,054 million

4. Number of shares to be acquired, the acquisition prices and the state of shareholdings of the Company before and after the acquisition:

(1) Number of shares in possession before the acquisition: 100,000 shares (shareholding ratio: 0.06%)

(2) Number of shares to be acquired: 39,148,600 shares (shareholding ratio: 22.4%, acquisition prices: ¥ 45,334million)

(3) Number of shares in possession after the acquisition: 39,248,600 shares (shareholding ratio: 22.4%)

5. Schedule:

December 8, 2003: Resolution of the Board of Directors of the Company to acquire the SEGA shares

December 8, 2003: Conclusion of a Purchase Agreement with CSK with regard to the acquisition of SEGA shares

6. Future outlook:

The acquisition will affect the Company's shareholders' equity account. However, the effect remains unconfirmed at present and hence no amendment is made to the forecasts of operating results of the Company on a consolidated and non-consolidated basis for the business year ending March 31, 2004.

- END -